EXHIBIT 99.9

Press Release

Electricity & Gas: Total becomes one of the leading suppliers in Spain

Paris, May 18, 2020 – Total strengthens its positions in generation and supply of electricity and gas in Spain through the acquisition of the Energías de Portugal’s portfolio of 2.5 million B2C customers and two gas-fired combined cycle power plants, which represent an electricity generation capacity of nearly 850 megawatts.

This transaction in Spain follows Total’s entry into the country’s solar market in February with the acquisition of a portfolio of almost 2 gigawatts of renewable power projects to be developed. It allows the Group to implement its growth strategy in the country’s integrated gas and electricity value chain and notably to:

•	enter the Spanish B2C market and become the 4th largest supplier of gas and power in the country with residential market share of 12% and 6% respectively.

•	complement its future production of renewable electricity, which is intermittent, with flexible electricity generation capacities from gas.

This deal serves Total’s ambition to achieve Carbon Neutrality by 2050 for its worldwide business across its production and energy products used by its customers, and to play a major role in the energy transition in Europe, Spain being among the first countries to have adopted an objective of Carbon Neutrality by 2050.

“This is a major new step in Total’s ambition to become a broad energy company. This transaction enables Total to become one of the key players in the energy market in Spain, covering a wide spectrum from LNG imports to power generation from renewables and gas, as well as gas and electricity supply. Our ambition is to be able to bring a competitive offer from our productions to the Spanish consumers, drawing on the digital and commercial know-how developed in France by Total Direct Energie and in Belgium by Lampiris,” said Patrick Pouyanné, Chairman and CEO of Total. “This transaction is fully consistent with the Group’s strategy of profitable growth across the gas and low carbon electricity value chain in Europe, in line with our new ambition to get to Net Zero Emission by 2050. With this deal Total will reach 8.5 million gas and power customers in Europe from 2021, on track with its ambition to serve over 10 million customers by 2025”.

The transaction with EDP is based on an enterprise value of €515 million. It remains subject to conditions precedent, including regulatory approval and should be finalized before the end of 2020. The portfolio of around 2.5 million residential contracts is composed of around 2.1 million held by EDP Commercializadora (100% EDP) and around 0.4 million by CHC, a joint venture between EDP and CIDE, the latter transaction being subject to CIDE agreement. Upon closing, EDP will transfer to Total the 280 employees managing the activities acquired.

About Total

Total is a broad energy Group that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

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Cautionary Note

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